UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



(Mark One)

[X]        Annual report pursuant to Section 15(d) of the Securities Exchange
           Act of 1934

                   For the fiscal year ended December 31, 2004


                                       Or


[  ]       Transition report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
           For the transition period from              to
                                          ------------    --------------

           Commission file number   1-8483


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 MOLYCORP, INC. 401(K) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               Unocal Corporation,
           2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245

                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS



        The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, and the results of its transactions for each of the years then ended.

                                                                    Page Number



Report of Independent Registered Public Accounting Firm                   1

Financial Statements:

     Statements of Net Assets Available for Benefits
              at December 31, 2004 and 2003                               2

     Statements of Changes in Net Assets Available for Benefits
              for the years ended December 31, 2004 and 2003              2

     Notes to Financial Statements                                      3-8


Supplemental Schedules*:

     Schedule of Assets (Held at End of Year)                             9

     Schedule of Reportable Transactions for
              the year ended December 31, 2004                           10

Signature                                                                11

Exhibit Index                                                            12


* Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the Molycorp, Inc. 401(k) Retirement Savings Plan.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Molycorp, Inc. 401 (k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Molycorp, Inc. 401 (k) Retirement Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
June 24, 2005

                  Molycorp, Inc. 401(k) Retirement Savings Plan
                 Statements of Net Assets Available for Benefits

                                                             December 31,
                                                      2004                2003
--------------------------------------------------------------------------------
Investments at fair value                         $ 481,737           $ 307,705
                                                  ----------          ----------
Net assets available for benefits                 $ 481,737           $ 307,705
                                                  ==========          ==========

                  Molycorp, Inc. 401(k) Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits

                                                       Year Ended December 31,
                                                      2004                2003
--------------------------------------------------------------------------------
Additions:
     Additions to net assets attributed to:
         Investment income
            Net appreciation in
               fair value of investments           $ 28,126           $  28,962
            Interest                                  1,317                 846
            Dividends                                 4,099               1,220
                                                  ----------          ----------
                 Total investment income             33,542              31,028
                                                  ----------          ----------

     Contributions:
         Participants'                              129,080              94,552
         Employer's                                  21,763              16,834
                                                  ----------          ----------
                Total contributions                 150,843             111,386
                                                  ----------          ----------

             Total additions                        184,385             142,414
                                                  ----------          ----------

Deductions:
         Benefits paid to participants               10,353               8,430
                                                  ----------          ----------

             Total deductions                        10,353               8,430
                                                  ----------          ----------

           Net increase                             174,032             133,984
                                                  ----------          ----------

Net assets available for benefits:
           Beginning of year                        307,705             173,721
                                                  ----------          ----------
           End of year                            $ 481,737           $ 307,705
                                                  ==========          ==========

                 See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General
-------
         The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "Company"), an indirect wholly owned subsidiary of Unocal Corporation ("Unocal" or the "Company"). The Plan provides for voluntary pre-tax contributions by participants, who are employees represented by collective bargaining agents at certain facilities operated by the Company and for matching contributions by the Company. The Plan's trustee and administrator is Putnam Fiduciary Trust Company (the "Trustee"). Each participant is allowed to choose how funds are invested from a range of investment fund options made available through Putnam investments and Unocal common stock. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

         The Plan booklets dated April 1, 1999, and December 1, 1996, constitute part of a prospectus covering securities that has been registered under the Securities Act of 1933. The April 1, 1999, and December 1, 1996, booklets can be referenced for other information about the Plan.

Participation
-------------
         Regular, full-time employees are eligible to participate in the Plan upon completion of six months of service.

Contributions
-------------
         Participant Contributions -- Participant contributions are voluntary and are pre-tax. A participant's total annual pre-tax contribution limit is 75 percent of the participant's annual base pay. The pre-tax contributions are also known as "401(k) contributions".

         Company Matching Contributions -- The Company matches employee pre-tax 401(k) contributions at the rate of 25 cents per dollar up to 6 percent of the employee's total annual wage (base pay plus overtime pay).

         At its discretion, the Company directs the Trustee to purchase shares attributable to Company matching contributions either on the open market or by private purchases directly from the Company. During 2004, all purchases were on the open market.

Participant Accounts
--------------------
         Each participant's account is credited with the participant's contributions and increased or decreased by the respective investment earnings or losses of the individual investments as governed by the participant's investment selections.

Vesting
-------
         Participants are always 100 percent vested in participant contributions and in the dividends and interest on those contributions. Vesting in the Company contributions portion of participants' accounts and the dividends thereon is based on years of vesting service. Participants are 100 percent vested in Company contributions and dividends thereon after two years of vesting service. Special vesting rules also apply to certain participants depending on the date of and reason for termination of employment.

Payment of Benefits
-------------------
         On termination of employment or at such time that participants become eligible to receive benefits, participants may elect to receive their account balances or defer their distributions until a later date, but no later than 60 days after the end of the plan year in which the latest of the following occurs:
April 1 after the close of the calendar year in which the participant attains age 70 1/2, or two years after the participant's employment terminates. If a participant continues to work after age 70 1/2, distribution of a portion of the participant's account balance is required by April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2.

Federal Income Tax Status
-------------------------
         On May 30, 2002, the Company received a ruling, from the Internal Revenue Service that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") of 1986, as amended, and that the Trust established thereunder is entitled to exemption under the provisions of the Code. The Plan has been amended since receiving the Internal Revenue Service ruling. However, the plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         The maximum employee pay eligible for benefit purposes under a qualified plan was $205,000 per year for 2004. If an employee's pay exceeded $205,000, only the first $205,000 of pay was eligible for calculating employee and Company contributions.

         Federal regulations place an annual dollar limit on the amount of employee pre-tax contributions. The limit was $13,000 for 2004 and $12,000 for 2003. "Catch-up" contributions allow employees who were at least age 50 to contribute an additional pre-tax contribution of $3,000. These limits are subject to adjustment in future years, in accordance with federal regulations. If pre-tax contributions reach the annual limit before year-end, they are suspended for the balance of the year. The Company matching contributions are also suspended if the annual limit is reached before year-end.

         Withdrawals from the Plan are generally subject to federal income tax. Also, withdrawals following termination of employment prior to age 55 may be subject to an additional 10 percent federal penalty tax.

Plan Termination
----------------
         The Company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or in part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future participants, but may not diminish the account of any participant existing on the effective date of such amendment. The Company has no present intent to terminate the Plan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting
-------------------
         The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In addition, the following accounting policies are applied:

        a. Purchases and sales of securities are recorded on a trade-date basis.

        b. Dividends are recorded on an ex-dividend date basis.

        c. Interest income is recorded on the accrual basis.

        d. Benefits are recorded when paid.

         The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Valuation of Investments
------------------------
         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Shares of Unocal common stock are valued at the closing price as reported for the New York Stock Exchange Composite Transactions at December 31, 2004 and 2003. Investments in common trust funds are valued based on information provided by the Plan's investment custodian at fair value.
The financial statements of the common trust funds are audited annually by independent auditors.

Use of Estimates in Preparation of the Financial Statements
-----------------------------------------------------------
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------
         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - Investments

The following investments represent 5 percent or more of the Plan's net assets:

                                                            December 31,
                                                         2004          2003
------------------------------------------------------------------------------
Putnam Money Market Fund
153,384 and 128,733 shares, respectively              $ 153,384     $ 128,733

Unocal Common Stock (a)
1,898 and 878 shares, respectively                       82,084        32,335

Vanguard Lifestrategy Moderate Growth Fund
2,834 and 1,194 shares, respectively                     50,754        19,828

Putnam New Opportunities Fund
1,015 and 1,108 shares, respectively                     43,454        42,992

Putnam S&P 500 Index Fund
1,089 and 872 shares, respectively                       33,463        24,221

(a)  Includes both participant and nonparticipant-directed amounts.

The Plan's investments appreciated as follows:

                                                  December 31,
                                             2004             2003
---------------------------------------------------------------------
Mutual funds                                $14,749          $17,973
Common or collective trust                    3,693            4,918
Common stock                                  9,684            6,071
                                        ------------    -------------
                                            $28,126          $28,962
                                        ============    =============

Nonparticipant-Directed Investments
-----------------------------------
         The nonparticipant-directed investments and the significant components of the changes in those net assets are as follows:

                                                          December 31,
                                                     2004              2003
-----------------------------------------------------------------------------
Assets:
  Unocal common stock                             $ 50,691          $ 23,395
                                                 ----------        ----------
       Total assets                                 50,691            23,395

                                                 ----------        ----------
       Total nonparticipant-directed net assets   $ 50,691          $ 23,395
                                                 ==========        ==========

                                                     Year Ended December 31,
                                                     2004              2003
-----------------------------------------------------------------------------
Changes in net assets:
     Contributions                                $ 21,763          $ 16,834
     Dividends                                         681               227
     Net appreciation                                6,698             4,418
     Benefits paid to participants                       -              (368)
     Transfers to participant
        - directed investments                      (1,846)                -
                                                 ----------        ----------
          Net increase                            $ 27,296          $ 21,111
                                                 ==========        ==========

The Company matches employee pre-tax 401(k) contributions at the rate of 25 cents per dollar up to 6 percent of the employee's total annual wage (base pay plus overtime pay) in Unocal common stock. Once the Company purchases the shares attributable to its matching contributions, the participant has the option to sell and transfer that portion out of Unocal common stock into any other investment offered in the Plan.


NOTE 4 - Parties-in-interest

         Certain of the Plan's investments are shares of mutual funds managed by the Trustee, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.

         Unocal, which also qualifies as a party-in-interest, absorbs substantially all of the administrative expenses of the Plan, which were nominal for the year ended December 31, 2003. Such transactions with the Company qualify for a statutory exemption. The Company did not pay any such expenses in 2004.

NOTE 5 - Subsequent Events

         On April 4, 2005, Unocal entered into a merger agreement with Chevron Corporation ("Chevron") and Blue Merger Sub Inc., a direct wholly-owned subsidiary of Chevron. The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, Unocal will merge with and into Blue Merger Sub, with Blue Merger Sub continuing as the surviving corporation and a wholly-owned subsidiary of Chevron. In the merger, Unocal stockholders may elect to receive either 1.03 shares of Chevron stock, $65 in cash or a combination of $16.25 in cash and 0.7725 of a share of Chevron common stock for each share of Unocal common stock; however, the all-stock and all-cash elections will be subject to proration to preserve the overall mix of 0.7725 of a share of Chevron common stock and $16.25 in cash for all outstanding shares of Unocal common stock taken together.

         Consummation of the merger is subject to customary conditions, including approvals by Unocal stockholders and certain regulatory agencies, such as the U.S. Federal Trade Commission ("FTC"). The FTC has notified Chevron and Unocal that Chevron's plans to acquire Unocal have been accepted by the FTC for public comment.

         On June 22, 2005, Unocal received a proposal from CNOOC Limited, an affiliate of China National Offshore Oil Company, to acquire all outstanding shares of Unocal for $67 per share in cash. Unocal intends to evaluate the CNOOC proposal in a manner consistent with the Unocal board's fiduciary duties and its obligations under the Chevron agreement. There can be no assurance that the proposal would result in a definitive agreement with CNOOC.

         For additional information regarding the pending acquisition, refer to Unocal's current reports on Form 8-K, as amended, filed with the SEC on April 4, April 7, June 9, June 10, June 23 and June 24, 2005, and any subsequent current or periodic reports that may be filed by Unocal with the Securities and Exchange Commission in connection with the pending merger transaction. Please also refer to the Form S-4 registration statement filed by Chevron and the proxy statement that will be filed by Unocal, in each case with the Securities and Exchange Commission in connection with the pending merger transaction.

                      Molycorp, Inc. 401(k) Retirement Savings Plan
                      Schedule of Assets (Held at End of Year) ***
                              At December 31, 2004

     (a)                 (b)                        (c)                                             (d)                  (e)
              Identity of Issuer,       Description of Investment,
              Borrower, Lessor          Including Maturity Date, Rate of
              or Similar Party          Interest, Collateral, Par, or Maturity Value                Cost            Current Value
---------------------------------------------------------------------------------------------------------------------------------
     **       Putnam Investments        Putnam Money Market Fund                                                       $ 153,384
                                        153,384 shares
      *       Unocal Corporation        Unocal Corporation Common Stock                          $ 66,863                 82,084
                                        1,898 shares
              Vanguard Group            Vanguard Life Strategy Moderate Growth Fund                                       50,754
                                        2,834 shares
     **       Putnam Investments        Putnam New Opportunities Fund                                                     43,454
                                        1,015 shares
     **       Putnam Investments        Putnam S&P 500 Index Fund                                                         33,463
                                        1,089 shares
     **       Putnam Investments        Putnam International Equity Fund                                                  22,669
                                        952 shares
     **       Putnam Investments        Putnam Voyager Fund                                                               18,078
                                        1,055 shares
     **       Putnam Investments        George Putnam Fund of Boston                                                      15,933
                                        880 shares
     **       Putnam Investments        Putnam Bond Index Fund                                                            13,647
                                        972 shares
              Vanguard Group            Vanguard Windsor II Fund                                                          11,026
                                        202 shares
              Vanguard Group            Vanguard Life Strategy Conservative Growth Fund                                   10,653
                                        698 shares
              Allianz Funds             Allianz OCC Renaissance Fund                                                       8,927
                                        329 shares
              Wells Fargo Funds         Wells Fargo Small Cap Opportunities Fund                                           6,625
                                        199 shares
              Vanguard Group            Vanguard Life Strategy Growth Fund                                                 6,549
                                        327 shares
              Royce Funds               Royce Opportunity Fund                                                             2,981
                                        223 shares
              Vanguard Group            Vanguard Life Strategy Income Fund                                                 1,510
                                        112 shares
                                                                                                               ------------------
                                        Total assets held for investment purposes                                      $ 481,737
                                                                                                               ==================
*   Parent of the Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.
**  Trustee for the Plan and, therefore, a party-in-interest for which a statutory exemption exists.
*** Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

                  Molycorp, Inc. 401(k) Retirement Savings Plan
                     Schedule of Reportable Transactions (1)
                          Year Ended December 31, 2004


 (a)                     (b)                    (c)           (d)       (e)     (f)          (g)            (h)               (i)
Identity of      Description of Assets                                         Expense                 Current Value of
  Party         (including Interest Rate     Purchase      Selling    Lease Incurred With   Cost        Asset on
 Involved    And Maturity in Case of a loan)   Price        Price     Rental Transaction  of Asset    Transaction Date    Net Gain
------------------------------------------------------------------------------------------------------------------------------------

Unocal
Corporation   (2)  Common Stock           $     41,911                                 $     41,911     $     41,911
                     (32 transactions)

Unocal
Corporation   (2)  Common Stock                         $      1,846                          1,370                     $       476
                     (1 transaction)

(1)  Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan's net assets at the beginning of the Plan year, with certain exceptions.

(2)  Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN






Date:  June 29, 2005                           By: /s/ William C. Schramm
                                                   -----------------------
                                                   William C. Schramm
                                                   Comptroller, Molycorp, Inc.

                                  EXHIBIT INDEX



 Exhibit 23      Consent of PricewaterhouseCoopers LLP